Filed pursuant to Rule 433
Dated July 20, 2015

Relating to
Pricing Supplement No. 426 dated July 20, 2015 to
Registration Statement No. 333-200365
Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2025

Issuer:	Morgan Stanley
Principal Amount:	$3,000,000,000
Maturity Date:	July 23, 2025
Trade Date:	July 20, 2015
Original Issue Date (Settlement):	July 23, 2015 (T+3)
Interest Accrual Date:	July 23, 2015
Issue Price (Price to Public):	99.918%
Agents’ Commission:	0.45%
All-in Price:	99.468%
Net Proceeds to Issuer:	$2,984,040,000
Interest Rate:	4.00% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each January 23 and July 23, commencing January 23, 2016
Day Count Convention:	30/360
Optional Make-Whole Redemption:	Yes, on or after January 23, 2016, in whole at any time or in part from time to time (treasury spread: plus 25 basis points)
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	6174468C6
ISIN:	US6174468C63
Issuer Ratings:	A3 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Stable / Negative / Stable / Negative / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the above-referenced Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 19, 2014
Prospectus Dated November 19, 2014